UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September 2007
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street, 185 38
Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 7, 2007, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
This report on Form 6-K and the exhibit attached thereto is incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-145098.
SUBMITTED HEREWITH
Exhibit

99.1	Press release dated September 7, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FreeSeas Inc. (Registrant)
Date: September 7, 2007	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President and Chief Executive Officer

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